

August 29, 2012

Via email
Mr. James J. Volker
Chairman and Chief Executive Officer
Whiting Petroleum Corporation
1700 Broadway, Suite 2300
Denver, Colorado 80290

> **Re: Whiting Petroleum Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 1-31899**

Dear Mr. Volker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Business, page 6

Proved Reserves, page 6

1.   We note that you have grouped together your proved reserves related to oil and NGLs. Please explain why you do not believe it is necessary to disclose separately these two products. In this regard, we note that beginning with your earnings release for the quarter ended June 30, 2012, which you furnished as an exhibit to your Form 8-K filed July 25, 2012, you have furnished separately NGL production and average sales price in your earnings releases. In your earnings call for this quarter, your Chief Financial Officer Mike Stevens also highlighted that in the second quarter, NGLs represented 11.2% of your total liquids production, and sold for $37.45 per BOE, or approximately 47% of your realized oil price. By contrast, we note that in your Form 10-Q for the quarter ended

June 30, 2012, in your discussion of results of operations, you did not disclose separately NGL production and average sales price.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kevin Dougherty at (202) 551-3271 or Norman von Holtzendorff at (202) 551-3237 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director